UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62633 / August 4, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13940

In the Matter of
 	
American Energy Services, Inc.,
Dynacore Patent Litigation Trust,
Earth Sciences, Inc.,
Empiric Energy, Inc.,
Future Carz, Inc.,
NBI, Inc.,
Noble Group Holdings, Inc.
  (f/k/a Leasing Solutions, Inc. and
  Le Bon Table Brand Foods Corp.),
Reliance Acceptance Group, Inc., and
Vegas Equity International Corp.,
 	
        Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMERICAN ENERGY SERVICES, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by American Energy Services, Inc. ("AEYS" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 15, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the

Securities Exchange Act of 1934 as to American Energy Services, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1. AEYS (CIK No. 1068205) is a Texas corporation located in Houston, Texas with a class of securities registered with the Commission under Exchange Act Section 12. As of June 9, 2010, the common stock of AEYS was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). On April 21, 2004, AEYS filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was terminated on July 16, 2008.

2. AEYS has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended November 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to American Energy Services, Inc. ("Order") on the Respondent and its legal agent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable James T. Kelly
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

American Energy Services, Inc.
7224 Lawndale
Houston, TX 77012

Robert D.Axelrod, Esq.
Axelrod, Smith & Kirshbaum
5300 Memorial Drive, Suite 700
Houston, TX 77007
(Counsel for Respondent)